EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES ANNOUNCES FILING OF A SUPPLEMENTAL
SHELF OFFERING REPORTFOR THE PUBLIC TENDER FOR SERIES C
DEBENTURES EXPECTED TO BE HELD ON SEPTEMBER 28, 2010.

Ramat - Gan, Israel, September 26, 2010 – Internet Gold - Golden Lines (Nasdaq: IGLD) today announced that pursuant to its Shelf Prospectus dated September 1, 2010, the Company filed today a Supplemental Shelf Offering Report (the "Offering Report") with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd ("TASE").

Pursuant to the Offering Report, the Company is offering (the "Public Offer") up to NIS 150 million (approximately $39 million) of a series of unsecured and non-convertible Series C Debentures (the "Series C Debentures") which will mature during the period of 2016-2019, to be sold at par value as further detailed below:

The Series C Debentures  are payable in four equal annual installments on March 10 of each of the years 2016 through 2019, bearing a fixed annual interest rate to be set in the public tender (which will not exceed 4.8% per annum), payable semi-annually on March 10 and on September 10 of each of the years 2011 through 2019 (the first interest payment will be made on March 10, 2011, and the last interest payment will be made on March 10, 2019). The Series C Debentures are linked to the Israeli Consumer Price Index.

The Company also has an over allotment option to offer up to an additional NIS 22.5 million (approximately $6 million) of Series C Debentures.

The public tender for all of the Series C Debentures is expected to be held on September 28, 2010. The net proceeds from the Public Offering, if completed, after deduction of the arrangers fees and other expenses and commissions of the Public Offering (assuming the Company does not exercise the over-allotment option) are expected to be approximately NIS 148,639,000.

The Series C Debentures will be listed for trading on the TASE. On September 21, 2010, Midroog Ltd., an Israeli rating agency, affiliated with Moody’s, announced that it assigned its "A3" rating (local scale) to the unsecured debentures to be issued by the Company, which include the Series C Debentures. The consummation of the Public Offering and its terms are subject to market conditions. Accordingly, there is no assurance at this stage that the Public Offering will be completed.

The Series C Debentures, are offered in Israel only, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series C Debentures.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 76.62% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 30.41%) in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites: www.eurocom.co.il; www.igld.com; www.bcommunications.co.il:www.ir.bezeq.co.il/

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan - Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620